

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2012

Via Email
Mr. Edward J. Wehmer
President and Chief Executive Officer
Wintrust Financial Corporation
727 North Bank Lane
Lake Forest, Illinois 60045

> **Re:** **Wintrust Financial Corporation**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for the Quarter Ended March 31, 2012**
> **Filed May 9, 2012**
> **File No. 001-35077**

Dear Mr. Wehmer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

1. Please tell us and expand future filings to disclose in greater detail how you consider all historical loss experience when collectively evaluating loans for impairment and discuss the historical periods specifically considered in your analysis. Consider providing this

information by portfolio segment. In your response and your future filings disclosure, please include additional granularity regarding any adjustments made to historical losses and, if applicable, discuss the specific facts and circumstances that is the basis for such adjustments.

Form 10-Q for the Period Ended March 31, 2012

Item 1. Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 7. Allowance for Loan Losses, Allowance for Losses on Lending-Related Commitments and Impaired Loans, page 14

2. We note your recorded investment in impaired commercial real estate land loans with a related ASC 310 allowance recorded increased from $27.7m at December 31, 2011 to $49.8 at March 31, 2012 while the related allowance for these loans decreased from $6.3m at December 31, 2011 to $4.8m at March 31, 2012. Please tell us, and revise future filings to provide an analysis of this trend and to specifically explain the reasons so many of the impaired loans did not require a specific allocation of the allowance for loan losses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or John Nolan at (202) 551-3492 if you have any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant

cc.   Via Email
        Ms. Lisa J. Pattis